

August 14, 2014

Via E-mail
Marc A. Stefanski
Chief Executive Officer
TFS Financial Corporation
7007 Broadway Avenue
Cleveland, Ohio 44105

     Re: **TFS Financial Corporation**
                 Form 10-K for the Fiscal Year Ended September 30, 2013
                 Filed November 27, 2013
                 File No. 001-33390

Dear Mr. Stefanski:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 59

Comparison of Operating Results for the Fiscal Years Ended September 30, 2013 and 2012, page 71

1.   We note that your effective income tax rate increased from 15.7% in fiscal 2012 to 32.1% in fiscal 2013. We further note from your statutory rate reconciliation on page 118 that the majority of this decrease appears to be insurance related. Please clarify for us what the reconciling item "insurance related amounts" represents in your statutory rate reconciliation and explain the reasons for the significant variance from 2012 to 2013.

Please also revise your disclosure in future filings to describe and quantify the underlying material items that contributed to the significant change in income tax expense for the year ended September 30, 2013. Refer to Item 303(A)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Svitlana Sweat at (202) 551-3326 or Angela Connell at (202) 551-3426 if you have any questions.

Sincerely,

/s/ Angela Connell for

Stephanie J. Ciboroski
Senior Assistant Chief Accountant